  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Point.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507 100

(CUSIP Number)

Brook Taube

Medley LLC

375 Park Ave., Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

Michael J. Mano

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 830,996 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 830,996 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 830,996 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 479,283 shares of Common Stock and 351,713 shares of Common Stock underlying warrants (“Warrant Shares”).

CUSIP No. 730507 100

1.	Names of Reporting Persons Medley Opportunity Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,765,867 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,765,867 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,765,867 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes 1,018,476 shares of Common Stock and 747,391 shares of Common Stock underlying warrants (“Warrant Shares”).

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed on July 20, 2015 relating to the common stock, no par value per share (“Common Stock”), of Point.360, a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Media Center Drive, Los Angeles, CA 90065.

This Amendment No. 1 is being filed by Medley Capital Corporation, a Delaware corporation (“MCC”), and Medley Opportunity Fund II, LP, a Delaware limited partnership (“MOF II,” and together with MCC, the “Medley Entities”).

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as set forth herein:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

Under the terms of the Sale Agreement, the Issuer agreed to submit to its shareholders a proposal to amend its bylaws to increase the authorized number of directors of the Issuer from five to seven directors, and to grant MCC the Board Representation Right. Under the terms of the Voting Agreement, each of the Medley Entities and Haig S. Bagerdjian, the Chief Executive Officer of the Issuer, agreed to vote all of their shares of Common Stock in support of this provision of the Sale Agreement.

As reported on the Issuer’s Form 8-K filed November 12, 2015, at the Issuer’s annual meeting of its shareholders held on November 11, 2015, the Issuer’s shareholders approved a proposal to amend the Issuer’s bylaws to increase the authorized number of directors of the Issuer from five to seven directors, and elected MCC’s nominees, James Frank and James Feeley III, to the Issuer’s board of directors (the “Board”) under the Board Representation Right.

Under the terms of the Sale Agreement, if the Medley Entities (together with their affiliate transferees) beneficially own in the aggregate less than 90% of the shares of Common Stock acquired by them pursuant to the Sale Agreement, the Board Representation Right will terminate and, upon the written request of the Issuer, Messrs. Frank and Feeley will tender their resignations from the Board. Also under the terms of the Sale Agreement, upon the payment in full of all outstanding principal and interest on the Term Loan and upon the written request of the Issuer, Messrs. Frank and Feeley will tender their resignations from the Board.

Subsequent to the expansion of the Board from five to seven members, an affirmative vote of at least 66 2/3% of the Issuer’s directors (which shall include the vote of the directors designated by MCC) shall be required to approve a transaction of the Issuer constituting a “reorganization” under the California Corporations Code or a “change of control transaction” (as defined in the Sale Agreement).

Because MCC has exercised the Board Representation Right and has nominated two directors that have been elected to the Issuer’s board of directors, the Medley Entities may have influence over the Issuer’s corporate activities. Such influence may relate to multiple facets of the Issuer’s operations, including without limitation, the Issuer’s capitalization and the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MEDLEY OPPORTUNITY FUND II LP

By:	MOF II Management LLC,
its attorney-in-fact

	By:	/s/ Brook Taube
		Name:	Brook Taube
		Title:	Manager

Date: November 17, 2015